                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                                 AMENDMENT NO. 1
                                 ---------------

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                       SMALL ISSUERS UNDER SECTION 12 (b)
                                       OR
                  12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                          GLOBAL CYBER SPORTS.COM, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                                 ---------------

                        UTAH                   87-049 6591

                                 ---------------
    (STATE OR OTHER JURISDICTION OF         (IRS EMPLOYER IDENTIFICATION NO.)

                                409 STANTON PLACE
                    ALEXANDRIA, VA                  22304

                                 ---------------
       (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)             (ZIP CODE)

                                  703-823-4525

 ------------------------------------------------------------------------------
                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                 ---------------

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

                                      NONE

                                 ---------------

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                     COMMON STOCK, $.001 PAR VALUE PER SHARE

--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

                                  INTRODUCTION


        This is a Registration Statement on Form 10-SB relating to the common stock, par value $0.001 per share of Global Cyber Sports.Com, Inc., a Utah corporation ("GCSC" or the "Company"). GCSC has voluntarily filed this Registration Statement in order to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), so as to permit the common stock to trade on the OTC Electronic Bulletin Board. The Registration Statement contains the information required by Alternative 3 of Form 10-SB. From March 29, 1998 until March 2, 1999, the common stock has traded on the OTC Electronic Bulletin Board under the symbol TOCH. From March 3, 1999 through May 2, 2000, it has traded under the symbol "GCSC." Commencing on May 3, 2000 the common stock has traded under the symbol GCSCE.OB on the "pink sheets."


                           FORWARD-LOOKING STATEMENTS

        The following statements are or may constitute forward-looking statements:

        1. statements set forth in this Registration Statement, regarding possible assumed future results of operations, GCSC's ability to generate positive cash flows in the future, and GCSC's ability to expand its operations;

        2. any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions; and

        3. other statements contained or incorporated by reference in this Registration Statement regarding matters that are not historical facts.

        Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include:

          - general economic and business conditions;

          - technology changes;

          - competition;

          - changes in business strategy or development plans;

          - the ability to attract and retain qualified management and staff;


          - liability and other claims which might be asserted against GCSC; and



          - the failure to operate profitably or the inability to achieve positive cash flow.



        Such statements speak only as of the date that they were made, and undue reliance should not be placed on such statements. GCSC's independent public accountant has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that GCSC may issue in the future. GCSC does not undertake any obligation to release publicly any revisions to such forward-looking statements after the effective date of this Registration Statement, except as required by law.

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



                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

CORPORATE HISTORY


            The Company is the surviving corporation of a merger which occurred on February 26, 1999 between Starplan Technologies, Ltd. ("Starplan") and Touch-It, Inc. (OTCBB: TOCH) ("Touch-It"). Touch-It was incorporated on April 15, 1992 in the State of Utah. In the merger, Starplan merged into Touch-It which remained the surviving corporation. As part of the merger, Touch-It changed its name to Global Cyber Sports.Com Inc. For accounting purposes, the merger has been treated as a reverse acquisition with Starplan being deemed to have acquired Touch-It.



            At the time of the merger, Touch-It had 1,687,332 outstanding shares of common stock. Under the merger, Starplan's shareholder was to receive 26,320,000 shares. These shares however, were subject to reduction, share for share, for any additional shares which GCSC issued in a private placement which was to occur immediately following the merger. 885,026 shares were sold in this placement. This resulted in Starplan's shareholder retaining 25,434,974 shares.



            The purpose of the merger with Starplan was to permit Touch-It's shareholders the opportunity to benefit from anticipated growth in merchandising of sports clothing and memorabilia on the worldwide web. Access to the relationships that would make this possible were held by Starplan. By March 1999, the Company had secured rights to market the Ferrari line of sports clothing, as well as merchandise associated with several Formula-1 drivers, such as Michael Schumacher, the current world champion. Starplan conducted no business prior to the merger. Incorporated in Ireland in January 1999, it was the vehicle chosen to commercially exploit the relationships and business connections of Mr. John Bloom in the Formula-1 racing arena.



            Touch-It was engaged in the business of manufacturing and selling thermochromic products. Thermochromic products are basic items, such as paper, which are coated with a process which changes to a particular color when exposed to various degrees of temperature. It was GCSC's intent to develop web sites dedicated to particular sports or aspects of sports so as to facilitate the sale of apparel and memorabilia, including memorabilia inspired by thermochromic products. Soon after the merger, however, Paul Wakefield, the original principal shareholder of Touch-It, determined to withdraw from the merged enterprise. Therefore, in exchange for $100 and the assumption of all liabilities associated with the thermochromic products business, this business was transferred to Mr. Wakefield in June, 1999.



            John Bloom, who was the initial sole shareholder of Starplan and became the principal shareholder of GCSC, was incapacitated by illness beginning in May 1999 and was unavailable to advance GCSC's business. Therefore, the business remained static until November, 1999, when members of the Bloom family agreed to transfer up to 10,000,000 of their GCSC shares to dezignCom Technology, Ltd. ("dezignCom"), a company based in Bournemouth, England. This company specializes in web-site development. With the support of dezignCom, GCSC has redesigned the GCSC web sites and secured additional management resources in the United States to relaunch the business. GCSC trades over the counter through the Electronic Quotation Service of the National Quotation Bureau (now officially known as Pink Sheets LLC) under the symbol "GCSCE.OB."


BUSINESS OF THE COMPANY


            The current primary focus of the Company is to develop sports related web sites from which the Company can promote the sale of trademarked apparel and memorabilia. The Company's initial efforts are being directed toward the Formula 1 racing market. In March, 1999, through agreements with TSS&P, which claims to be Europe's largest manufacturer of clothing and promotional material for the Formula 1 market, the Company acquired distribution rights in North America to general merchandise bearing the Ferrari, Benetton, Michael Schumacher, Damon Hill, Giancarlo Fisichella, Eddie Irvine and Johnny Herbert trademarks. This relationship was renewed on March 4, 2000 in an agreement for the year 2000 racing season.

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


          The Company desires to attract traffic to its web sites by offering content, such as news, chat, gossip and other information surrounding a particular sport or sports niche. To date, the Company has solely focused on the Formula-1 racing market. In conjunction with a particular site, the Company's intent is to obtain the rights to sell merchandise, particularly apparel, to those visitors to its web sites who have an interest in the content on the site. The Company also seeks to integrate or link its sites into the related web sites of others. This, in turn, is intended to expand the Company's ability to sell the merchandise that the Company has secured the rights to sell.



          The Company's initial test website was launched in March 1999, as WEB-F1, to target the Formula-1 race car market. A magazine style format was used for this site. This site offered visitors access to Formula-1 racing information maintained in a proprietary database, games and online auctions of Formula-1 racing memorabilia. This site was integrated for the 1999 racing season with the ITV-F1 website. This site is operated by the television company, Granada, which has the television rights for Formula-1 racing. The Company launched a new Formula-1 site in early March in time for the 2000 racing season. This site is now updated daily with new content and information.



          Another objective of the Company is to develop standalone web sites to solely promote and sell the merchandise to which the Company has secured the rights to sell. These sites, in turn, can be linked to other web sites under affiliate programs so that visitors to these other sites become potential purchasers of the Company's merchandise. An initial site, WearFerrari.com, was launched in August 1999 to sell merchandise bearing the Ferrari logo. This site was also re-launched in early March, 2000 in time for the start of the Formula-1 season. Subsequently, the Michael Schumacher line of clothing was added in early April, 2000. A site for BMW merchandise went live in June 2000. The Company plans to launch a Jaguar site this summer.



          In April, the Company launched its affiliate network program and by May 8, 2000 this had grown to over 900 sites. Affiliates are affinity sites which are linked to Company sites and which receive a commission when a link to the Company's sites produces a sale.



          During May, 2000, the Company successfully completed the following projects:



- Secured banner advertising arrangement with Independent Television's flagship Formula-1 website, www.ITV-F1.com. This deal will provide banner advertising slots for the Company's e-commerce site, www.web-f1-shop.com, at prime viewing times during Formula-1 Grand Prix weekends.



- Added a new range of apparel for the BMW-Williams Formula-1 team to the existing www.web-f1-shop.com site.



- Secured a source for a new range of apparel for the Jaguar Formula-1 team.



- Secured sales of private branded access to the Company's Formula-1 content site, www.web-f1.com. Under this program, third parties will be able to set up a link on their own web site to www.web-f1.com that, when activated, displays www.web-f1.com modified with the party's unique branding. Early research indicates that the Company will be able to charge a minimum rental for this facility of $200 per month. Business generation activity on this program started on May 8, 2000.



- Started "Clicks and Mortar" program in the United Kingdom to collect and publish sports related "trivia" for exploitation both online and through traditional print media.



The Company plans the following activities for the June - August 2000 timeframe:



- Develop a series of NASCAR related e-commerce sites for exploitation in the European Internet user base if appropriate agreements and licenses can be obtained.



- Drive existing Formula-1 sites to generate higher revenues through continued Internet advertising and exploitation of the affiliate network.



- Develop rentals of private branded www.web-f1.com links in United Kingdom and United States.



-      Develop the sales of traditional print media and on-line "sports trivia."


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


The Company has targeted the following long term initiatives to pursue commencing in the last quarter of 2000:


-



- The Company plans to broaden e-commerce apparel retailing activities to cover a wider range of sports. Alternatives are extreme sports (snow boarding, surfing, sky diving, bungy jumping, etc.), each of which has a unique and highly committed community and super bike grand-prix racing. Marketing research is underway to prioritize selection of sports.



- Extend the e-commerce opportunities beyond branded apparel to include other forms of sports-related merchandise, such as art work, including that of Andrew Hewkin which is currently being offered.



-      Broaden the supply base to obtain merchandise from multiple sources.



          GCSC's web site has been developed using Intershop e-commerce software. Through this software customers are able to purchase merchandise using major credit cards. Encryption is used to prevent unauthorized access to a customer's personal data. The Company uses an online verification process for credit card validation. All credit card transactions are completed in real time.



          The Company uses Jinja International for product fulfillment. Inventory is consigned which limits the Company's financial risks. Inventory can be dispatched daily to Jinja. Inventory levels are monitored to make certain that a constant supply of merchandise exists. The Company allows its regular customers to make payments on their accounts and receive specified discounts.



          Multiple shipping methods are used. The method chosen is a function of weight, value and size. In Europe, the preferred method is Royal Mail and Nordic Mail. Merchandise above five kilos requires use of a parcel service. If a customer requests registered service, which is unavailable for shipments to the United States, merchandise can be covered for risk of loss in transit for up to $800. Without registered service, coverage exists only up to $41.50. Shipping terms are prominently displayed on the Company's web sites.



COMPETITION

          The Company encounters and will encounter many competitive factors in its business. Numerous web sites compete for the same visitors that the Company hopes to attract. The owners of these web sites often will have greater technical, financial and marketing resources and better industry relationships than the Company. Also, the Company does not now possess, nor does it anticipate it will ever possess, exclusive rights to the merchandise it has acquired or will acquire the right to sell. Therefore, other companies with the same rights will be able to compete, both through the web and otherwise, for customers of the merchandise. To the extent they have greater resources or can better attract customers for the merchandise, these competitors can adversely affect the Company's business.


          At present, the Company is using two suppliers for its Formula-1 branded goods - TSS&P and Action Performance. Both organizations have an e-commerce site, www.wearferrarishop.com and www.grandprixinc.com. These suppliers have a number of retail distribution outlets, some of which have Web sites. Further, the Formula-1 teams themselves have Web sites, and these promote the sales of the same apparel, e.g., www.ferrari.com.



LICENSE ARRANGEMENTS


          In March 1999, the Company signed two license agreements with TSS&P for the 1999 Formula-1 racing season. These licenses were consolidated and renewed for the 2000 Formula-1 racing season on March 4, 2000.



RISK FACTORS



          The Company perceives that it is subject to multiple risks which holders of its shares of common stock should carefully consider. The risks outlined below are not the only risks the Company faces. Unknown additional risks may also impair the Company's business.



GCSC HAS A LIMITED OPERATING HISTORY UPON WHICH ONE CAN EVALUATE THE COMPANY'S POTENTIAL FOR FUTURE SUCCESS.



          GCSC has a very limited operating history upon which one can evaluate the Company's potential for future success. The Company should be evaluated in light of the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond GCSC's control. These risks include the following:



-      Lack of sufficient capital,

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-      Unanticipated problems, delays, and expenses relating to product development and implementation,



-      Lack of intellectual property,



-      Licensing and marketing difficulties,



-      Competition,



-      Technological changes, and



-      Uncertain market acceptance of its products and services.



          As a result of GCSC's limited operating history, its plan for rapid growth, and the increasingly competitive nature of the markets in which the Company will operate, its historical financial data is of limited value in evaluating the future revenue and operating expenses. Further, business development and marketing expenses may increase significantly as the Company expands operations. To the extent that these expenses precede or are not rapidly followed by a corresponding increase in revenue, GCSC's business, operating results, and financial condition may be materially and adversely affected.



THE COMPANY MAY REQUIRE ADDITIONAL CAPITAL TO SUPPORT ITS GROWTH, AND MAY HAVE LIMITED EXTERNAL SOURCES OF FINANCING.



          Currently, GCSC relies upon dezignCom to support its operations. If the Company incurs material losses in the future, it will require additional capital to finance its operations. The Company may not be able to obtain additional financing in sufficient amounts or on acceptable terms.



THE COMPANY MAY NOT BE ABLE TO OBTAIN SUFFICIENT FUNDS TO EXECUTE ITS BUSINESS PLAN.



          The Company expects that it will need to obtain additional financing to fund operations and capital expenditures for expansion. If the Company obtains debt financing, it may be required to agree to restrictions on its activities that could impair its ability to execute its business plan. For example, these restrictions may prohibit the Company from incurring additional debt or making acquisitions without lender approval. If the Company obtains additional equity financings, the per share value of its outstanding common stock may be diluted. In general, if the Company is unable to obtain these financings on favorable terms, the Company may be unable to implement its business plan.




GCSC MAY NOT COMPETE SUCCESSFULLY WITH ITS COMPETITION, WHICH COULD RESULT IN REDUCED REVENUES.



          The market for business-to-consumer trading over the Internet is new, rapidly evolving and intensely competitive, and GCSC expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. The Company potentially faces competition from a number of large online services that have expertise in developing online commerce and in facilitating online business-to-consumer interaction. Certain of these potential competitors, currently offer a variety of business-to-consumer services. Competitive pressures created by any one of these companies, or by the Company's competitors collectively, could have a material adverse effect on the Company's business, results of operations and financial condition.



THE PRICE OF THE COMPANY'S COMMON STOCK HAS BEEN VOLATILE.



          GCSC's common stock has traded on the OTCBB under the symbol "GCSC" and now trades on the Pink Sheets under the symbol GCSCE.OB. The trading volume of the common stock historically has been limited and sporadic, and the stock prices have been volatile. For example, during the last six months, the common stock has traded at prices ranging from 3 1/2 to 5/32. As a result of the limited and sporadic trading activity and lack of public information regarding the Company in the marketplace, the quoted price for the common stock is not necessarily a reliable indicator of its fair market value. The price at which the common stock will trade in the future may be highly volatile and may fluctuate as a result of a number of factors, including the following:



-      Quarterly variations in operating results;

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


-     Large purchases or sales of the common stock;



- Actual or anticipated announcements of new business partners or competitors;



-     General conditions in the markets in which GCSC competes; and



-     Worldwide economic and financial conditions.




GCSC IS DEPENDENT ON SEVERAL THIRD-PARTY PROVIDERS TO WHOM THE COMPANY OUTSOURCES A MAJORITY OF ITS OPERATING INFRASTRUCTURE. IF THESE PARTIES ARE UNWILLING OR UNABLE TO CONTINUE PROVIDING SERVICES, THE COMPANY'S BUSINESS COULD BE SERIOUSLY HARMED.



          GCSC outsources the majority of its operating infrastructure to third-party providers, for example, dezignCom. If the services of any of these third parties become unsatisfactory, the Company's customers may experience lengthy delays in receiving their orders. The Company may not be able to find a suitable replacement on a timely basis or on commercially reasonable terms. Failure to deliver products to the Company's customers in a timely and accurate manner would harm its reputation and its results of operations.



IF GCSC'S VENDORS CANCEL THEIR CONTRACTS WITH THE COMPANY, ITS RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.



          GCSC relies heavily upon its vendors who have granted the Company contractual rights to sell their merchandise over the Internet. GCSC's vendors may decide, for reasons outside GCSC's control, to cancel their contracts with the Company and not allow their products to be offered for sale by GCSC over the Internet. These vendors may also cause GCSC's fulfillment providers not to sell products to the Company. As a result of either scenario, GCSC's business could be severely damaged.



LACK OF GROWTH OR DECLINE IN INTERNET USAGE COULD CAUSE THE COMPANY'S BUSINESS TO SUFFER.



          The market for the sale of goods over the Internet is still a relatively new and emerging market. Future revenues and profits are substantially dependent upon the widespread acceptance and use of the Internet and other online services as a medium for commerce by consumers. Rapid growth in the use of and interest in the Internet and other online services is a recent phenomenon and there can be no assurance that this acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet as a medium of commerce.



IF THE INTERNET'S CHANGING INFRASTRUCTURE DOES NOT EVOLVE TO MEET CONSUMER'S NEEDS, THE COMPANY'S BUSINESS MAY BE ADVERSELY AFFECTED.



          The Company's success will depend in part upon the development and maintenance of the Internet infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, or timely development of complementary products such as high speed modems, for providing reliable Internet access and services. Because global commerce and the online exchange of information is new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace in the long term. If the necessary infrastructure, standard or protocols or complementary products, services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, the Company's business, results of operations and financial condition will be materially and adversely affected.



THE COMPANY FACES RISKS ASSOCIATED WITH GOVERNMENT REGULATION OF, AND LEGAL UNCERTAINTIES SURROUNDING, THE INTERNET.




          Any new law or regulation pertaining to the Internet, or the application of existing laws, could increase the Company's cost of doing business or otherwise have a material adverse effect on its business, results of operations and financial condition. Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws governing intellectual property, copyright, privacy, obscenity, libel and taxation apply to the Internet. In addition, the growth and development of business over the Internet may prompt calls for more stringent consumer protection laws, both in the United States and abroad.



SECURITY RISKS OF ELECTRONIC COMMERCE MAY DETER FUTURE USE OF THE INTERNET AND THE COMPANY'S BUSINESS MAY BE ADVERSELY AFFECTED.


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


          A fundamental requirement to conducting Internet commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches of the Company's network, or well-publicized security breaches affecting the Internet in general, could deter consumers, retailers, and manufacturers from conducting electronic transactions that transmit confidential information. Advances in computer capabilities, new discoveries in the field of cryptography, and other developments may result in a compromise or breach of the algorithms the Company plans to use to protect content and transactions in connection with its services. Anyone that is able to circumvent the Company's security measures could misappropriate proprietary confidential user information or cause interruptions in operations. There may be significant cost requirements to protect against security breaches or to alleviate problems caused by breaches. Any such occurrences could materially and adversely affect the Company's business.



EMPLOYEES

          The Company currently has no employees. Instead, it relies upon dezignCom's employees and several consultants to operate its business. dezignCom's employees provide all the technical and administrative services required by the Company. The Company is then invoiced for their services at agreed-upon rates. All these employees are provided salaries by dezignCom. The consultants providing services to the Company have all been compensated for the provision of their services through equity. At present, there are four consultants providing financial, business and marketing services to the Company.



               The Company's website is www.globalcybersports.com.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following analysis for the results of operations and financial condition of the Company should be used in conjunction with the financial statements, including the notes thereto, of the Company contained elsewhere in this Registration Statement.



1999 FINANCIAL RESULTS



          Touch-It has been in business since 1992. The merger of Touch-It with Starplan has been accounted for as a reverse acquisition with Starplan being deemed to have acquired Touch-It. As a result of this accounting treatment, the deemed acquirer's financial statements are retroactively restated to give effect to the acquisition and it is the retained earnings or deficit of the acquirer that are carried forward. In reference to Starplan, however, prior to the merger it had no prior financial history and, therefore, no financial statements to restate and no retained earnings or deficits to carry forward. Accordingly, 1999 represented the first year of operations of the Company. Although the Company commenced its sports merchandise business in the first half of 1999, from July to November, 1999, the Company became inactive when John Bloom, the key principal behind the Company's business strategy, became ill. No revenue was generated in 1999 other than from the thermochromic business associated with Touch-It which produced $9,445. However, in June, 1999, the Company divested itself of this business for $100 plus the assumption of all liabilities associated with this business. The liability assumption resulted in the Company relieving itself of $605,334 in obligations associated with accounts payable and notes.




        In 1999, the Company incurred $82,578 in expenses associated with the new Global Cyber Sports business. Combining these expenses with the performance of Touch-It prior to its divestiture resulted in a net loss of ($149,185) for 1999.




FIRST QUARTER 2000



          For the three month period ended March 31, 2000, the Company's operating expenses were $70,780. It only realized sales of $550 since the Company's web sites were not yet fully operational. The Company sustained a loss of $70,579 for the quarter. No meaningful comparison can be made to the corresponding quarter of 1999 since the merger with Touch-It did not occur until February 26, 1999 and the only revenue and material expenses through the remainder of the first quarter of 1999 were associated with the Touch-It business.



LIQUIDITY AND CAPITAL RESOURCES



          The Company has limited resources to operate its business. The Company primarily relies upon dezignCom to honor its commitment to utilize the resources inherent in its business to manage the Company's affairs. When working capital is required either dezignCom or John Bloom and his family have contributed additional capital to the business. The Company also receives most of its inventory on a consignment basis, which also reduces the need for working capital. As long as the Company's relationships with dezignCom and its suppliers remain intact, the Company should be able to remain in existence on modest amounts of working capital. The Company realizes, however, that additional capital will facilitate its marketing efforts. The Company does not believe that its

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


prospects for raising capital will be favorable until it can substantiate its revenue generating potential. Until sales substantially increase and profits or capital is raised, the Company expects it will have a going concern opinion from its accountants. The divestiture of the thermochromic business, however, eliminated approximately $605,000 in obligations which helped to improve the Company's prospects. As of the end of the first quarter, the Company's negative net worth was only ($92,291). The Company does appreciate that if dezignCom ceases its support for the Company or if dezignCom and John Bloom and family determine to cease their capital infusions before the Company reaches cash flow breakeven, the Company will not be able to remain in business unless working capital can be obtained from other sources.



ITEM 3. DESCRIPTION OF PROPERTY


          The Company neither owns nor rents property but outsources all of its functions. Web design and development, as well as certain administrative services, are conducted at the offices of dezignCom in Bournemout, England, in a 6,000 square foot facility. The Company outsources product fulfillment and warehousing to Jinja International located in London, England. The Company uses a telephone/mailing address in the United States of a consultant, Mr. Brett Pfeffer in Alexandria, Virginia. This combination of facilities is adequate for the Company's present requirements. As the business grows, a small administrative facility may be established in the United States.



ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth information as of June 9, 2000, with respect to the beneficial ownership of the common stock by (i) each person known by the Company to own beneficially 5% or more of the common stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group. The number of shares of common stock owned are those "beneficially owned" as determined under the rules of the SEC including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. The Company has no outstanding options or warrants or rights to acquire common stock.




           NAME AND ADDRESS                   NUMBER OF                    %
         OF BENEFICIAL OWNER                SHARES OWNED                 OWNED
       ------------------------         -------------------------   -----------

        John Bloom(1)                            2,699,436                9.6
        Paseo Maritimo
        37,11 H Palma
        Mallorca, Spain

        Group 15, Ltd                            2,563,601                9.2
        Paseo Maritimo
        37 11 H Palma
        Mallorca, Spain

        Gary Easterbrook(2)                      1,896,630                6.8
        5 Leven Close
        Talbot Woods
        Bournemouth, Dorset BN4 9LP
        England

        Shelton Jay Merrill                        100,000                  *
        Director
        5422 Wicklow Court
        Alexandria, VA 22304

        Anthony Broughton                        1,333,250                4.8
        CEO and Director
        25 Valley View
        Talbot Village
        Poole, England

        Brad Collier(3)                          1,896,631                6.8
        Treasurer and Director
        The Wick Cottage
        17 Dover Road
        Poole, England

        All executive officers and
        directors                                3,329,881               11.9
         As a group

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

(1) John Bloom's shares are held as follows:

                            Fudge Holdings, an offshore company in which he owns a 50% interest, 500,000, Anne, his wife, 433,000,
                            John and Anne Bloom jointly, through Group 15, Ltd., an offshore company in which they own a 51% interest, 1,307,436 and through Triton Holdings an offshore Company in which they own a 51% interest, 459,000.

(2) Includes 948,315 shares held by Sandy Werrey-Easterbrook, his wife.

(3) Includes 948,315 shares held by Ruth Collier, his wife.

ITEM 5. DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and executive officers of the Company, and significant employees of the Company are as follows:


                        NAME             AGE                  POSITION

                 Anthony Broughton       49        President, Chief Executive Officer and
                                                   Director

                 Brad Collier            44        Secretary, Treasurer and Director

                 Shelton Jay Merrill     50        Director


The Directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified.

ANTHONY BROUGHTON - PRESIDENT AND CHIEF EXECUTIVE OFFICER

Anthony Broughton, a Director of the Company since February 1999, was appointed President and Chief Executive Officer on December 23, 1999. Mr. Broughton is a consultant focused on merchandising of promotional goods to the sports sector in the UK. From 1994 - 1998 he acted as a consultant to the London Oil Refining Company working on chemical product development, in the UK and the Middle East.

BRAD COLLIER - SECRETARY, TREASURER

Brad Collier was appointed as Secretary, Treasurer and Director of the Company on December 23, 1999. Mr. Collier established dezignCom in 1998 in order to provide a full service offering to organizations wishing to establish an Internet presence to commercially exploit their products. He directs dezignCom's sales activities. In 1997, Mr. Collier set up ESSP, a sales and marketing front-end for a consortium of companies that provided solutions to remedy the Y2K computer date problem. Mr. Collier's involvement in Y2K issues started in 1994 when he helped organize Millennium UK, the first consultancy organization in the UK to bring the Y2k issue to the attention of UK industry and government.

SHELTON JAY MERRILL - DIRECTOR

Shelton Jay Merrill was appointed to the Board of Directors on December 23, 1999. Mr. Merrill is presently Chairman of the Board of USA Media, Inc., a privately held computer software and e-commerce development company and Vice Chairman of the Board of Growth and Development Corporation, Inc. Mr. Merrill served as Chairman of the Board of Delaware Public Television, and is co-founder of WMDT-TV, an ABC network affiliate. Mr. Merrill's recent business ventures have included the development of new enabling computer technologies, e-commerce, environmental technologies and imports.

ITEM 6. EXECUTIVE COMPENSATION

        The following table presents certain information regarding the compensation paid during the previous three fiscal years to all individuals who served as the Company's chief executive officer during 1999.

  NAME AND                      ANNUAL                      ANNUAL    OTHER

  PRINCIPAL POSITION (1)          YEAR        SALARY         BONUS    COMPENSATION
--------------------------        ----        ------         -----   -------------
Anthony Broughton, CEO (2)        1999           0             0              0

                                  1998           0             0              0

                                  1997           0             0              0

Terry Reed, CEO (3)               1999           0             0              0

                                  1998           0             0              0

                                  1997           0             0              0

Paul Wakefield, CEO (4)           1999           0             0              0

                                  1998           0             0              0

                                  1997           0             0              0

1. None of the individuals named below has received salaries, bonuses and benefits while serving as CEO or an employee for the years indicated.

2.     Mr. Broughton became CEO in December 23, 1999.

3.     Mr. Reed became CEO on February 26, 1999 and resigned in August 1999.

4. Mr. Wakefield had been CEO of Touch-It, Inc. prior to its merger with Starplan Technology, Ltd. on February 26, 1999. He had been CEO since the inception of Touch-It, Inc. in 1992.


     No executive employee of the Company has ever earned at least $100,000.



The Company has not adopted any option or similar type of compensatory plan for the benefit of employees, directors and others.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


On November 9, 1999, members of John Bloom's family agreed to transfer up to 10,000,000 shares to dezignCom in exchange for dezignCom's prospective provision of ongoing executive management for the Company. In addition to such management services, dezignCom is to employ its Internet related sales and marketing resources for the benefit of the Company. To date, the Bloom family members have transferred 9,982,000 shares to dezignCom as follows:






                           549,000      18th January 2000
                         8,198,000      3rd February 2000
                    ---------------
     Sub Total:          9,982,000

Shares                                  Still to be transferred by Bloom and family to dezignCom
remaining for                           as final settlement of the Bloom/dezignCom agreement
transfer:                   18,000
                    ---------------
          TOTAL         10,000,000



Most of the shares issued to dezignCom have been distributed among its key executives and are no longer held by dezignCom. Both Brad Collier and Gary Easterbrook, each of whom hold 6.8% of the Company's outstanding shares of common stock, are principals in dezignCom.


ITEM 8. DESCRIPTION OF SECURITIES

          As of the date of this Registration Statement, the authorized capital stock of the Company consists of 100,000,000 shares of common stock, $.001 par value, of which 28,007, 332 shares are outstanding. There are 193 shareholders of record. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors. Accordingly, holders of a majority of shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The Company's Articles of Incorporation do not provide for cumulative voting for the election of directors. Holders of common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation.
Holders of common stock have no preemptive, subscription or redemption rights.


TRANSFER AGENT

The Company's transfer agent is Interwest Transfer, 1981 East 4800 South, Salt Lake City, Utah 84117.

                                    PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER MARKET PRICE SHAREHOLDER MATTERS.





The Company's common stock has been quoted on the OTC:BB since March 29, 1998 until March 2, 1999 under the symbol "TOCH". Commencing on March 3, 1999, the symbol was changed to "GCSC". The following table sets forth the high and low bid prices for the common stock for the quarters indicated.




                                           High Bid             Low Bid

 Second Quarter 1998                           1/4                 1/4
 Third Quarter 1998                            1/2                 1/8
 Fourth Quarter 1998                          1 1/4                1/2
 First Quarter 1999                           8 3/8                 5
 Second Quarter 1999                          8 1/4                 2
 Third Quarter 1999                           3 5/8                1/8
 Fourth Quarter 1999                          17/32                3/32
 First Quarter 2000                           3 1/2                5/32


DIVIDENDS


     The Company does not anticipate paying dividends on the Common Stock. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend upon several factors including the profitability of the Company and general business conditions.



ITEM 2. LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3. RECENT CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

               None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        No securities that were not registered under the Securities Act of 1933, as amended, ("Securities Act") have been issued or sold within the past three years except as follows:

     1) In 1998, the Company, while operating as Touch-It, sold 687,332 shares to numerous individuals from which the Company raised $123,307. The shares were issued under Rule 504 of Regulation D under the Securities Act.

     2) In March 1999, the Company sold 885,026 shares to approximately 25 individuals from which the Company raised $67,226. The shares were issued under rule 504 of Regulation D under the Securities Act.

     3) In March 1999, the Company issued 2500 shares to Communard, Ltd. in exchange for legal services. The shares were issued under Section 4(2) of the Securities Act.

     4) In March 1999, the Company issued 2000 shares of stock to Paul Willems for sponsorship services. The shares were issued under Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTOR AND OFFICERS

     The Company's Articles of Incorporation generally provide for indemnification of each director and officer absent such individual's willful negligence or willful misconduct. This right is in addition to and not in limitation of all other rights to which the individual is entitled as a matter of law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or person controlling the Company, the persons have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    Part F/S

     The following financial statements of the Company are included in this Part F/S:

























Global Cyber Sports.Com, Inc. (formerly known as Touch-It, Inc.)


         -       Balance Sheet for the year ended December 31, 1999



         -       Statement of Operations for the year ended December 31, 1999



         - Statement of Stockholder's Equity from January 1, 1999 to December 31, 1999



         -       Statements of Cash Flow for the year ended December 31, 1999



         -       Notes to Financial Statements.



         -       Balance Sheet for the three month period ended March 31, 2000


         -       Statement of Operations for the three month period ended
                 March 31, 2000

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

March 2, 2000

GLOBAL CYBER SPORTS.COM, INC.

By: /s/ ANTHONY BROUGHTON

        ----------------------------
        Anthony Broughton, President

                                  EXHIBIT INDEX

EXHIBIT         DESCRIPTION

2.1 Plan and Agreement of Merger of Starplan Technologies, Ltd. with and into Touch-It, Inc. under the name of Touch-It, Inc., dated February 26, 1999 *

2.2           Articles of Merger of Starplan Technologies, Ltd., into
              Touch-It, Inc.  *

2.3 Sale of certain assets and liabilities by Global Cyber Sports.Com, Inc. to Touch-It Nevada, Inc., dated June 10, 1999 *

3.1 Articles of Incorporation of Touch-It, Inc. (now known as Global Cyber Sports.Com, Inc.), dated, April 15, 1992 *

3.2 Articles of Amendment to the Articles of Incorporation of Touch-It, Inc. dated September 7, 1994 *

3.3 Articles of Amendment to the Articles of Incorporation, Amendment to Article 1, dated February 26, 1999 *

3.4 Articles of Amendment to the Articles of Incorporation, Amendment to Article V, dated February 26, 1999 *

3.5           By-laws  *

4.1           Specimen common stock certificate  *

10.1          Agreement dated March 4, 2000 between GlobalCyberSports.Com, Inc.
              and TSS&P, Inc.

99.1 Agreement between dezignCom Technology Ltd., Bournemouth, England and the Bloom family, dated November 9, 1999. *




*    Previously filed.
                                       15

                         GLOBAL CYBER SPORTS.COM, INC.

                      (FORMERLY KNOWN AS TOUCH-IT, INC.)






                                 AUDIT REPORT

                               DECEMBER 31, 1999























                           JANET LOSS, C.P.A., P.C.
                         CERTIFIED PUBLIC ACCOUNTANT
                      1777 S. HARRISON STREET, SUITE 2100
                            DENVER, COLORADO 80210

                         GLOBAL CYBER SPORTS.COM, INC.
                      (FORMERLY KNOWN AS TOUCH-IT, INC.)

                        INDEX TO FINANCIAL STATEMENTS


                               TABLE OF CONTENTS



ITEM                                                                      PAGE
----                                                                      ----

Report of Certified Public Accountant.....................                   1


Balance Sheet, December 31, 1999 .........................                   2

Statement of Operations, for the
Year Ended December 31, 1999..............................                   3

Statement of Stockholders' Equity (Deficit),
For the Year Ended December 31, 1999......................                   4

Statement of Cash Flows
For the Year Ended December 31, 1999 .....................                   5

Notes to Financial Statements.............................                 6-8

                           JANET LOSS, C.P.A., P.C.
                         CERTIFIED PUBLIC ACCOUNTANT
                     1777 S. HARRISON STREET, SUITE 2100
                            DENVER, COLORADO 80210
                                (303) 782-0878




Board of Directors
Global Cyber Sports.Com, Inc.
(Formerly Known as Touch-It, Inc.)
3110 Fairview Park Drive, Suite 1400
P. O. Box 12001
Falls Church, Virginia  22042




I have audited the accompanying Balance Sheet of Global Cyber Sports.Com, Inc. (Formerly Known as Touch-It, Inc.) as of December 31, 1999 and the related Statements of Operations, Stockholders' Equity (Deficit), and Cash Flows for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on the test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Cyber Sports.Com, Inc. (Formerly Known as Touch-It, Inc.) as of December 31, 1999, and the results of its operations and changes in its Cash Flows for the year ended December 31, 1999, in conformity with generally accepted accounting principles.


Janet Loss, C.P.A., P.C.



February 25, 2000
                                      1

                        GLOBAL CYBER SPORTS.COM, INC.
                      (FORMERLY KNOWN AS TOUCH-IT, INC.)

                                BALANCE SHEET
                              DECEMBER 31, 1999


      ASSETS


CURRENT ASSETS:

     TOTAL ASSETS                                     $      0
                                                      ========

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:

   Overdraft                           $ 2,281
   Accounts Payable                     16,261
                                       -------
   TOTAL CURRENT LIABILITIES                          $ 18,542

STOCKHOLDERS' EQUITY:

   Common stock, no par
   Value, 100,000,000 shares
   Authorized, and 28,007,332 shares
   Issued and outstanding             $880,144

   Contributed Capital                 223,528

   Deficit                          (1,122,214)
                                     ---------

     Total Stockholders' Equity (Deficit)              (18,542)
                                                     ---------

     TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY (DEFICIT)                   $      0
                                                      ========











The accompanying notes are an integral part of the financial statements.

                        GLOBAL CYBER SPORTS.COM, INC.
                      (FORMERLY KNOWN AS TOUCH-IT, INC.)

                           STATEMENT OF OPERATIONS
                     For the Year Ended December 31, 1999

REVENUES:
   Sales                                             $      9,445
                                                     ------------

COST OF GOODS SOLD:
   Materials                                                4,722
   Freight Expense                                            739
                                                     ------------
      TOTAL COST OF GOODS SOLD                              5,461
                                                     ------------

   GROSS PROFIT                                             3,984
                                                     ------------

GENERAL AND ADMINISTRATIVE EXPENSES:
   Advertising and Promotion                         $        219
   Auto Expenses                                              198
   Bank Charges                                             2,139
   Consulting Expenses                                     10,850
   Depreciation Expense                                     1,667
   Filing and Transfer Fees                                 8,584
   Investors' Relationships                                 2,234
   Office Supplies and Expense                              2,738
   Postal Expenses                                          2,328
   Professional Services                                   41,998
   Press Releases                                           2,500
   Rent Expense                                             6,693
   Telephone Expenses                                      15,002
   Travel and Entertainment                                29,730
                                                     ------------
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES            $    126,880
                                                     ============
   NET (LOSS) BEFORE OTHER INCOME AND EXPENSES           (122,896)
                                                     ------------

OTHER INCOME AND EXPENSES:
   Merger and Acquisition Costs                           (23,930)
   Interest Expense                                        (2,359)
                                                     ------------
TOTAL OTHER INCOME AND (EXPENSES)                         (26,289)
                                                     ------------

   NET INCOME (LOSS)                                 $   (149,185)
                                                     ============
NET (LOSS) PER SHARE                                 $    (0.0063)
                                                     ============


WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                              23,620,665
                                                     ============




The accompanying notes are an integral part of the financial statements.
                                      3

                        GLOBAL CYBER SPORTS.COM, INC.
                      (FORMERLY KNOWN AS TOUCH-IT, INC.)

                 STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                 -------------------------------------------
                    For the Year Ended December 31, 1999

                      Common                                                        Total
                       Stock      Common Stock     Contributed                  Stockholders'
                      Shares         Amount          Capital     (Deficit)        (Deficit)
                      ------         ------          -------    ----------        ---------
Balance
January 1, 1999         1,687,332       $812,882      $ 169,714   $(1,492,037)     $(509,441)


February 26, 1999
issuance of
26,320,000 shares
issued for merger
with Starplan
Tech., Ltd.
(Reverses
Acquisition)           26,320,000         67,262           1000             0         68,262





Additional Funds
contributed
January 1, 1999
thru April 30,
1999                            0              0         52,814             0         52,814

June 10, 1999
Divestiture of
assets and
liabilities that
Touch-It, Inc.
had prior to the
February 12, 1999
merger.                         0              0              0       519,008        519,008

Net (Loss) for
the year ended
December 31, 1999               0              0              0      (149,185)     (149,185)
                      -----------     ----------     ----------   -----------      ---------

Balance December
31, 1999               28,007,332     $  880,144     $  223,528   $(1,122,214)     $ (18,542)
                      ===========     ==========     ==========   ===========      =========





    The accompanying notes are an integral part of the financial statements.

                        GLOBAL CYPER SPORTS.COM, INC.
                      (FORMERLY KNOWN AS TOUCH-IT, INC.)

                           STATEMENT OF CASH FLOWS
                           -----------------------
                     For the Year Ended December 31, 1999

CASH FLOWS FROM (TO) OPERATING
ACTIVITIES:
   Net Income (Loss)                              $(149,185)

   Depreciation                                       1,667

   Increase in Current Assets                        60,575

   Decrease in Current Liabilities                 (506,225)

   Decrease in Loans Due to Investors               (65,535)
                                                  ---------

CASH (USED) IN OPERATING ACTIVITIES                (658,703)

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:

   Decrease in Fixed Assets                          18,619
                                                  ---------

CASH PROVIDED FROM INVESTING ACTIVITIES              18,619
                                                  ---------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:

   Increase in Capital Stock
     Due to Merger                                   68,262

   Additional Funds in Contributed
     Capital                                         52,814

   Increase in Capital Due to June
     12, 1999 Divestiture of Touch-It, Inc.         519,008
                                                  ---------

CASH PROVIDED BY FINANCING ACTIVITIES               640,084
                                                  ---------

CASH, BEGINNING OF PERIOD                                 0
                                                  ---------

CASH, END OF PERIOD                               $       0
                                                  =========





The accompanying notes are an integral part of the financial statements.
                                      5

                        GLOBAL CYBER SPORTS.COM, INC.
                      (FORMERLY KNOWN AS TOUCH-IT, INC.)


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Touch-It, Inc. (the Company) was incorporated in Utah on April 15, 1992 for the purpose of manufacturing and marketing paper products that have been treated with thermochromic inks and dyes. This process creates paper products that change color upon touch.

On February 26, 1999 the Company entered into a merger agreement with Starplan Technologies, Ltd. (A Foreign Company). As part of the merger, Touch-It changed its name to Global Cyber Sports.Com, Inc. Prior to the merger, the Company had been unsuccessful in the paper business and therefore the stockholders of the Company decided to develop a new business; developing web sites to facilitate the sale of sports clothing and memorabilia.

Starplan Technologies, Ltd. conducted no business prior to the merger but has had direct public relations with a line of sports clothing and memorabilia in the auto racing industry.

In exchange for the shares of Starplan Technologies, Ltd. and $1,000, the shareholders of Starplan Technologies, Ltd. received 26,320,000 no par common shares of Global Cyber Sports.Com, Inc. for each share of Starplan Technologies, Ltd. The former shareholders of Touch-It, Inc. received 1,687,332 shares of Global Cyber Sports.Com, Inc. The contribution was made on the basis of one share of Global Cyber Sports.Com, Inc. for each share of Touch-It, Inc. The acquisition was a reverse acquisition with Starplan as the acquirer.

                        GLOBAL CYBER SPORTS.COM, INC.
                      (FORMERLY KNOWN AS TOUCH-IT, INC.)


The new surviving Corporation assumed all of the assets and liabilities of the merging companies in the same manner as if the surviving Corporation had itself incurred them. All rights of creditors and all liens on the property of each constituent corporation shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the merger.

Accounting Method
   The Company records income and expense on the accrual method.

Cash and Cash Equivalents
   Cash and cash equivalents includes cash, cash on deposit, and highly liquid investments with maturities generally of three months or less. At December 31, 1999, there were no cash equivalents.

Year-end
   The Company has elected to have a fiscal year ended December 31.

Revenues
   The Company recognizes revenue as it has earned rather than received. For the year 1999, the Company was in a transitional stage and only had thermochromic product sales for three months. The Company did not have any revenues from the sale of trademark apparel and memorabilia in 1999.

Public Offering Costs
   The costs incurred in connection with its public offering have been charged to operations as incurred.

Use of Estimates
   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements, as well as revenues and expenses reported for the periods presented. The Company regularly assesses these estimates and, while actual results may differ, management believes that the estimates are reasonable.

NOTE II - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.

The Company's ability to continue as a going concern is dependent on obtaining sufficient additional financing. The activity of the Company was in the inactive stage for the last six months of 1999.
                                      7

                        GLOBAL CYPER SPORTS.COM, INC.
                      (FORMERLY KNOWN AS TOUCH-IT, INC.)


NOTE III - DIVESTITURE OF SUBSIDIARY OF THERMOCHROMIC BUSINESS

Touch-It was engaged in the business of manufacturing and selling thermochromic products. On June 10, 1999 the Company signed an agreement for the divestiture of the thermochromic business to the original principal shareholder of Touch-It. Therefore, all assets and liabilities which the Company had acquired prior the merger of February 26, 1999 was transferred to the original principal shareholder of Touch-It in exchange for $100.00.

NOTE IV - DIVESTITURE OF THERMOCHROMIC BUSINESS OF TOUCH-IT
          REDUCTION OF DEFICIT

The following is a summary of assets and liabilities transferred to the original principal stockholder of Touch-It upon the withdrawal of the thermochromic business from the Company.

Assets Transferred
   Accounts Receivable           $    5,746
   Inventory                         61,227
   Equipment                         19,453
                                 ----------
Total Assets Transferred                           $(86,426)

Debt Reduction-Liabilities
   Accounts Payable              $  285,716
   Notes Payable                    301,852
   Accrued Interest                  17,766
                                 ----------
Total Liabilities Transferred                      $605,334

Less Monies Received                                    100
                                                   --------

REDUCTION OF DEFICIT                               $519,008
                                                   ========

                          GLOBAL CYBER SPORTS.COM, INC.
                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

                                  BALANCE SHEET
                                 MARCH 31, 2000

                        ASSETS
                        ------

CURRENT ASSETS:

            Cash in Checking                                                                                $    17,166
            Prepaid Expenses                                                                                      2,960
            Accounts Receivable, Trade                                                                              550
                                                                                                            -----------

                        TOTAL CURRENT ASSETS                                                                $    20,676
                                                                                                            ===========

PROPERTY, PLANT & EQUIPMENT
            Web site Costs, net of $0.00
                        Depreciation                                                                             30,636
                                                                                                            -----------

                        TOTAL ASSETS                                                                        $    51,312
                                                                                                            ===========

                                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:

            Accounts Payable                                                                                $    93,603

STOCKHOLDERS' EQUITY:

            Common stock, no
            Value, 100,000,000 shares
            Authorized, and 28,007,332 shares
            Issued and Outstanding                                                 $   880,144

            Contributed Capital                                                        270,337

            Deficit                                                                 (1,192,772)
                                                                                   -----------

              Total Stockholders' Equity (Deficit)                                                              (42,291)
                                                                                                            -----------

              TOTAL LIABILITIES AND
              STOCKHOLDERS' EQUITY (DEFICIT)                                                                $    51,312
                                                                                                            ===========

                          GLOBAL CYBER SPORTS.COM, INC.
                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

                             STATEMENT OF OPERATIONS
                    For the Three Months Ended March 31, 2000

REVENUES:
  Sales                                    $        500
                                           ------------

COST OF GOODS SOLD:

  Materials                                         329
                                           ------------

  GROSS PROFIT                                      221
                                           ------------

GENERAL AND OPERATION EXPENSES:

  Accounting and Legal Expenses            $     10,043
  Bank Charges                                      168
  Entertainment                                   9,989
  Consulting Expenses                             5,000
  Hosting Expenses, Web                           4,440
  Management Fees                                 6,734
  Promotional Expenses                            2,960
  Travel Expenses, Overnite                      29,966
  Website Maintenance                             1,480
                                           ------------

TOTAL GENERAL AND OPERATING EXPENSES             70,780
                                           ------------

  NET (LOSS)                                    (70,559)
                                           ============

NET (LOSS) PER SHARE                       $    (0.0025)
                                           ============

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                   28,007,332
                                           ============
